Skadden, Arps, Slate, Meagher & Flom

世達國際律師事務所

Partners

Geoffrey Chan *

Shu Du *

Andrew L. Foster *

Chi T. Steve Kwok *

Edward H.P. Lam ¨*

Haiping Li *

Rory McAlpine ♦

Jonathan B. Stone *

Kai Sun

Paloma P. Wang

♦ (Also Admitted in England & Wales)

* (Also Admitted in New York)

42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG ____ TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com

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October 11, 2022

VIA EDGAR

Mr. Jeff Kauten

Mr. Kyle Wiley

Mr. Robert Littlepage

Ms. Kathryn Jacobson

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	ECARX Holdings Inc. (CIK No. 0001861974)

Dear Mr. Kauten, Mr. Wiley Mr. Littlepage and Ms. Jacobson,

On behalf of our client, ECARX Holdings Inc., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we respectfully submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter advising the Staff that the Company is filing its Registration Statement on Form F-4 (the “Registration Statement”) and certain exhibits via EDGAR with the Commission to include its unaudited interim financial information as of June 30, 2022 and for the six-month periods ended June 30, 2021 and 2022 as well as to provide other updates relating to the Company.

If you have any questions regarding the Registration Statement, please contact the undersigned by phone at +852 3740 4858 or via email at shu.du@skadden.com.

Very truly yours,

/s/ Shu Du
Shu Du

cc:	Ziyu Shen, Chairman of the Board of Directors and Chief Executive Officer, ECARX Holdings Inc.

Ramesh Narasimhan, Chief Financial Officer, ECARX Holdings Inc.

Jun Hong Heng, Chairman, Chief Executive Officer and Chief Financial Officer of COVA Acquisition Corp.

Peter X. Huang, Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Shu Du, Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Albert W. Vanderlaan, Partner, Orrick Herrington & Sutcliffe LLP

Oliver Xu, Partner, KPMG Huazhen LLP